Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our independent auditor’s report dated September 26, 2022, with respect to the consolidated financial statements of Sangoma Technologies Corporation and its subsidiaries as at June 30, 2022, June 30, 2021, and July 1, 2020, and for each of the years in the two year period ended June 30, 2022 included in the Annual Report on Form 40-F of Sangoma Technologies Corporation for the year ended June 30, 2022, as filed with the United States Securities Exchange Commission (“SEC”).

We also consent to the incorporation by reference in the Registration Statement No. 333-261071 on Form F-10, of our auditor’s report dated September 26, 2022, with respect to the consolidated financial statements of Sangoma Technologies Corporation and its subsidiaries as at June 30, 2022, June 30, 2021, and July 1, 2020 and for each of years in the two year period ended June 30, 2022, as included in the Annual Report on Form 40-F for the year ended June 30, 2022 as filed with the SEC.

We also consent to the reference to our firm under the heading “Interests of Experts” in the Registration Statement.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

September 26, 2022

Toronto, Canada